VENTURA ASSETS LIMITED
                              2241 Flintridge Drive
                           Glendale, California 91206
                            Telephone: (818) 424-0219


September 12, 2008

Mr. Mark P. Shuman, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Att. Matthew Crispino

         Re: Ventura Assets Limited
         Amendment No.1 to Registration Statement on Form S-1
         Filed on August 12, 2008
         File No. 333-152976

Dear Mr. Shuman:



Thank you for your letter of September 8, 2008 to which we hereby respond.

We have today filed Amendment No. 1 to the above captioned Registration Statement. This amendment, we believe, fully addresses the issues of your letter. Additionally, we will address these issues in the order as they were stated.


Comment:
--------
General
-------


1. You disclose in various places of the prospectus that you are in the process of raising $75,000 of new capital through a private placement. We note that this disclosure includes the price at which the shares are being offered in the private placement. We also note that the disclosure does not contain any legend cautioning readers that the securities offered in the private placement are not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an application exemption from registration. Given these factors, it does not appear that you are in compliance with the safe harbor provided in Rule 135c under the Securities Act regarding notices of proposed unregistered offerings. Please identify the exemption from registration that you are relying upon in connection with your private placement and provide us with your analysis of whether the exemption is available in light of the disclosure in your prospectus regarding your unregistered offering.

Answer
------

     We have deleted all specific references to a private offering. These deletions can be found on the following pages: 5, 7,and 15.

Cover Page
----------

2. Please revise the reference to your risk factor disclosure to include the page number on which that disclosure begins. See Item 501(b)(5) of Regulation S-K.

Answer

The Cover page paragraph four has been amended as follows:

"RISK FACTORS" SECTION BEGINNING ON PAGE 6.


Selling Security Holders, page 9
--------------------------------

3. In your response letter please provide a complete discussion of how each selling shareholder acquired the securities that are being registered for resale. In this response provide information regarding the background of the issuances to selling shareholders and the nature of the arrangements, the date(s) of the transaction in which the securities were sold, the amount of securities sold.

Answer
------

     On various dates between September and November 2002, pursuant to our private placement memorandum dated September 12, 2002, we issued an aggregate of 1,500,000 shares of common stock to 26 persons for a consideration of $15,000.

     We believe that this Offering was exempt from registration pursuant to provisions of Section 4(2) of the Securities Act of 1933, as amended. In this series of transactions (a) there was no general solicitation, (b) there were less than thirty-five non-accredited purchasers, (c) the offerees were provided with a disclosure document and given the opportunity to ask questions of us, and (d) subscribers to the offering represented, in writing, their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

     The stock certificates issued thereto, were imprinted with the following legend:

          "The securities represented by this certificate have not been registered under either the Securities Act of 1933 (the "Act") or applicable state securities laws (the "State Acts") and shall not be sold, pledged, hypothecated, or otherwise transferred by the holder except upon the issuance to the Company of a favorable opinion of its counsel or submission to the company of such other evidence as may be satisfactory to counsel of the Company, in each such case, to the effect that any such transfer shall not be in violation of the Act and the State Acts."

The offering was made by Ms. Yaghobyan, then President and the Chef Executive Officer of the Company. Ms. Yaghobyan solicited relatives and friends, all persons she had personally known for at least 10 years. She solicited 25 persons excluding herself, all of whom subscribed to the offering.

On September 30, 2002 Ms. Yaghobyan transferred 125,000 shares of her holding of 1,380,000 shares to a sophisticated investor, Mr. Patrick Brooks. On November 12, 2007 Mr. Brooks transferred said shares to an affiliate, Ascot Funding, Inc. All stockholders were provided with a disclosure document.

The following list sets forth the name of each subscriber; the date of stock issuance; the number of shares owned; and, the consideration paid.



                                                          Stockholder's List
                                                        Ventura Assets Limited
-------------------------------------- ---------------- --------------- ---------------- ---------------
Name & Address                         Date of Issue    Stock Cert. #   # of Shares      Amount Paid $
-------------------------------------- ---------------- --------------- ---------------- ---------------

Shahsanam Mardyrossian                 10/24/2002       1001            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Claris Abedian                         9/19/02002       1002            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Apram Yaghobian                        11/11/2002       1003            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Sevan Barsegian                        11/11/2002       1004            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Arabo Axian                            9/19/2002        1005            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Tatiana Nazarian                       9/27/2002        1006            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Renata Shahgolian                      9/27/2002        1007            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Hasmik Yaghobyan                       9/20/2002        1008            875,000          2,500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Elma Navasartian                       10/27/2002       1009            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Maxi Haghnazarian                      9/27/2002        1010            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Osheen Haghnazarian                    9/27/2002        1011            380,000          500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Adrineh Yaghobian                      11/11/2002       1012            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Nejdick Axian                          9/19/2002        1013            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Dejkouhi Axian                         10/9/2002        1014            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Roland Shahgolian                      11/17/2002       1015            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Raffi Nazarian                         9/27/2002        1017            5,000            500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------


-------------------------------------- ---------------- --------------- ---------------- ---------------
Name & Address                         Date of Issue    Stock Cert. #   # of Shares      Amount Paid $
-------------------------------------- ---------------- --------------- ---------------- ---------------

Jerk Harotoni                          9/27/2002        1018            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Lala Haghnazarian                      10/14/2002       1019            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Barjouhi Davoodi                       9/27/2002        1020            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Astgik Dermovsessian                   11/11/2002       1021            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Sona Anbarchian                        9/27/2002        1022            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Shakeh Nasiry                          9/27/2002        1023            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Janet Bagoomian                        10/29/2002       1024            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Varoosh Hartooni                       10/27/2002       1025            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Helen Nazarian                         9/19/2002        1026            5,000             500.00
-------------------------------------- ---------------- --------------- ---------------- ---------------
Ascot Funding, Inc.                    11/12/2007       1027            125,000           1,000.00
-------------------------------------- ---------------- --------------- ---------------- ---------------


4. In the footnotes to your selling shareholder table, please identify clearly the natural person or persons that hold the voting and investment powers with the respect to the shares you are registering on behalf of Ascot Funding. See Interpretation I.60 of the Telephone Interpretation Manual (July 1997) and # 4S, Regulation S-K, Manual of Publicly Available Telephone Interpretations (March 1999).

Answer
------

Mr. Patrick Brooks serves as President of this company. He has contractual voting rights with respect to these shares and may be deemed to share voting and dispositive power. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address of Ascot Funding, Inc., is: 55 E. Foothill Blvd., Arcadia, CA 91006.

5. In the footnotes to your selling shareholder table, please identify all selling shareholders that are broker-dealers or affiliates of broker-dealers. If any selling shareholders are registered broker-dealers, they should be specifically named as underwriters in the prospectus, unless they acquired their share as transaction-based compensation for the performance of investment banking or similar services. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business.

Answer
------

To the best of our knowledge and belief, none of the selling stockholders or their beneficial owners are broker dealers or affiliated with broker dealers.

Financial Statements
--------------------

General

6. Please update your financial statements as required by item 8-08 of regulation S-X. Also, provide an updated consent from you accountant. Please be sure that your updated financial statements provide cumulative information from your company's inception through June 30, 2008. See Item 8-03(b)(6) of Regulation S-X.

Answer
------

The financial statements have been up-dated (un-audited) to reflect the balances for:

1) Second Quarter ended June 30, 2008
2) Inception through June 30, 2008
3) Notes to financial statement have been updated to June 30, 2008

Accountant's consent letter of the Independent Public Accountant has been updated to September 9, 2008.


Part II
-------

Item 12. Incorporation of Certain Information by Reference, page 35
-------------------------------------------------------------------

7. Please note that you are not eligible to incorporate information by reference into your registration statement because you did not file a Form 10-K for your prior fiscal year. See Section VII.C of the Form S-1. Please revise this section and Item 11A accordingly.

Answer
------

Omitted items are being filed with this Amendment.

Item 16. Exhibits and Financial Statement Schedules, page 38
------------------------------------------------------------

8. Please revise the footnote in this section to identify the prior filing that contains your articles of incorporation and by-laws.

Answer
------

Exhibits were filed with Form-10 12(g) on April 22, 2008.

Item 17. Undertakings, page 39
------------------------------

9. You do not appear to include the undertaking required by Item 512(h) of Regulation S-K. Please include this undertaking or explain why you have not included it.

Answer
------

Please refer to amended Item 17.

Signatures
----------

10. It appears that only the registrant has signed the registration statement. The registration statement must also be signed by specified persons in their individual capacities, including the company's principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. See Instruction 1 to Signatures in the Form S-1. If any person occupies more than one of the specified position required to sign the Form S-1, you must indicate on the signature page all of the capacities in which the person is signing the Form S-1. The appropriate text specified in the Form S-1 should precede the signatures provided by the required individuals.

Answer
------

Please refer to the amended signature page.

Trusting our responses will prove satisfactory, we look forward to your confirmation of the effectiveness of this Amendment.


Yours truly,

/s/ Hasmik Yaghobyan
--------------------
Hasmik Yaghobyan
Director, Chie Financial Officer, Chief Accounting Officer,
Treasurer and Secretary
Ventura Assets Limited